

Alex Porter

July 24 at 3:25 PM · Facebook for Android ·

Timothy Porter and I have worked hard for the last 5 years to bring our dreams to reality. I couldn't be more excited to announce that we have launched a funding campaign on Wefunder where you can own equity in Mod Tech Labs. We would love for our friends and family to join us! Check out fundraising details, our vision, traction, and more.

Click here!
https://wefunder.com/mod.tech.labs

Legal:
https://help.wefunder.com/testing-the-waters-legal-disclosure



WEFUNDER.COM

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